Consolidated

Balance sheets

September 30, 2008 and December 31, 2007 (unaudited)

(Expressed in United States dollars)

	September 30, 2008	December 31, 2007

ASSETS
Current assets
Cash and cash equivalents	$1,067,600	$1,232,255
Accounts receivable (net) and accrued revenue	468,884	506,648
Note receivable	25,330	27,400
Inventory	2,557	12,217
Deposits and prepaid expenses	203,393	188,568
	1,767,764	1,967,088

Employee future benefits	96,213	95,551
Property and equipment	229,509	258,414
Deferred development costs	176,513	235,350
Intangible asset (note 6)	2,931,134	70,260
	$5,201,133	$2,626,663

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$257,203	$262,718
Obligation to arrange repurchase of shares (note 6)	500,000	–
Current portion of long term debt (note 7)	114,777	–
Deferred revenue	129,750	22,820
	1,001,730	285,538

Long term debt (note 7)	$2,202,400	$446,140

Shareholders’ equity
Share capital (note 8)	48,048,164	47,473,681
Warrants (note 9)	2,386,741	1,027,114
Contributed surplus (note 10)	2,696,531	2,686,757
Deficit	(51,134,433)	(49,292,567)
	1,997,003	1,894,985
Going concern (note 2)
	$5,201,133	$2,626,663

See accompanying notes to consolidated financial statements

Consolidated

Statements of Operations, Comprehensive Loss and Deficit

(unaudited)

(Expressed in United States dollars)

	Three months ended		Nine months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007

REVENUE
Royalties, licenses and engineering fees	$346,868	$618,131	$1,326,412	$1,890,999
Product sales	48,212	54,163	153,919	183,685
	395,080	672,294	1,480,331	2,074,684

Sales refund (note 4)	285,912	–	285,912	–
	109,168	672,294	1,194,419	2,074,684

Cost of product sales	3,363	15,167	37,728	71,337
	105,805	657,127	1,156,691	2,003,347
EXPENSES
Marketing	300,922	302,253	872,024	1,036,081
Operations	38,228	36,490	111,842	103,395
Product engineering	224,603	200,063	721,046	548,062
Administration	287,399	264,405	903,522	846,670
Foreign exchange loss	2,495	915	3,787	1,106
Amortization	147,155	55,690	241,051	166,315
	1,000,802	859,816	2,853,272	2,701,629

Loss before other items	(894,997)	(202,689)	(1,696,581)	(698,282)

OTHER ITEMS
Interest income	4,497	16,168	14,959	59,812
Interest expense	(27,102)	(20,794)	(58,181)	(61,705)
Accretion expense	(28,377)	(19,208)	(85,133)	(57,305)
Gain on sale of property and equipment	–	–	–	586
	(50,983)	(23,834)	(128,355)	(58,612)

Loss before taxes	(945,980)	(226,523)	(1,824,936)	(756,894)
Foreign withholding tax	(3,353)	(8,021)	(16,929)	(32,557)
Net loss and comprehensive loss for period	(949,333)	(234,544)	(1,841,865)	(789,451)

Deficit, beginning of period	(50,185,099)	(48,541,407)	(49,292,568)	(47,986,500)

Deficit, end of period	$(51,134,433)	$(48,775,951)	$(51,134,433)	$(48,775,951)

Loss per common share (basic and diluted)	$(0.09)	$(0.02)	$(0.19)	$(0.08)

Weighted average common shares outstanding (basic and diluted)	10,767,268	9,428,333	9,904,708	9,408,708

Certain marketing expenses have been reclassified from operating expenses with no impact on net loss.

Consolidated

Statements of Cash Flows

(unaudited)

(Expressed in United States dollars)

	Three months ended		Nine months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007

Cash provided by (used in):

OPERATIONS
Loss for the period	$(949,333)	$(234,544)	$(1,841,865)	$(789,451)

Items not requiring (providing) cash:
Amortization	147,155	55,690	241,051	166,315
Stock based compensation	48,289	45,906	25,355	215,402
Accretion expense	28,377	19,208	85,133	57,305
Employee future benefits	11,034	–	(662)	–
Gain on sale of property and equipment	–	–	–	(586)
Other		(355)	(637)	(1,722)
Changes in non-cash working capital balances (note 12(a))	298,353	(261,675)	134,014	(627,945)
	(416,125)	(375,770)	(1,357,611)	(980,682)

FINANCING
Issuance of common shares and warrants (net)	1,918,530	59,644	1,918,530	156,499
Subscriptions (note 8)	(1,750,000)		–
	168,530	59,644	1,918,530	156,499

INVESTMENTS
Note receivable	(293)	–	2,707	36,000
Purchase of property and equipment	(16,672)	(4,545)	(30,502)	(13,912)
Purchase of intangible assets	(690,584)	(3,876)	(697,779)	(7,011)
Proceeds from sale of property and equipment	–	–	–	586
	(707,549)	(8,421)	(725,574)	15,663

Decrease in cash and cash equivalents	(955,144)	(324,547)	(164,655)	(808,520)
Cash and cash equivalents, beginning of period	2,022,744	1,832,503	1,232,255	2,316,476

Cash and cash equivalents, end of period	1,067,600	1,507,956	1,067,600	1,507,956

Supplementary Information (note 12(b))

Notes

to the Consolidated Financial Statements

For the three and nine months ended September 30, 2008 and 2007 (unaudited)

(Expressed in United States dollars)

1.

   Nature of Operations and financial statement presentation

QSound Labs, Inc.(“QSound” or the “Company”), a public company organized under the laws of the Province of Alberta, Canada, develops and markets multimedia software solutions targeted primarily for the mobile device market. Historically, the Company has focused on the development of proprietary audio technologies that include virtual surround sound, positional audio and stereo enhancement. More recently the Company has acquired rights to market voice and 3D graphics technologies.

QSound’s subsidiaries QCommerce Inc. and QTelNet Inc., provide e-commerce solutions for small and medium sized businesses and Voice Over IP solutions respectively. Neither of these businesses makes meaningful contributions to the overall financial results of the Company.

These interim consolidated financial statements are presented in accordance with Canadian generally accepted accounting principles. These accounting policies and methods of computation are described in, and consistent with, the notes to the audited consolidated financial statements for the year ended December 31, 2007. Accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2007. The disclosures herein are incremental to those included in the annual financial statements and certain disclosures which are required to be included in the notes to the annual financial statements have been condensed or omitted.

The timely preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires that management make estimates and assumptions and use judgment regarding the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

2.

   Going Concern Assumption

   These unaudited interim consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and settle its obligations in the normal course of business. Should this assumption not be appropriate, adjustments in the carrying value of the assets and the liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

   A combination of recent events coupled with the continuing losses incurred by the Company has caused the Company to re-address its business plan and focus on implementing a cost containment program. The unexpected request by one of our customers to issue a credit note has been reflected in the third quarter financial statements (note 4) and has reduced working capital by $286,000. At the same time, the current economic and credit conditions have made it more difficult to raise capital and execute a previously planned placement of 434,783 common shares relating to the asset acquisition during the period (note 6) resulting in a cash outflow of $500,000 in October.

The cost containment plan is designed to provide sufficient cash flows to support existing revenue streams and pursue new customer opportunities for the foreseeable future. There are significant hurdles to overcome in executing this plan, not the least of which is controlling the significant costs associated with being a public company and reporting issuer in the United States. Given these circumstances, there can be no assurance that sufficient cash flows will be available to enable the Company to realize its assets and settle its obligations in the normal course of operations.

3.

New accounting policies

Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, Capital Disclosures; Section 3031, Inventories; Section 3862, Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation.

Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. It requires the disclosure of information about an entity’s objectives, policies and processes for managing capital. These new disclosures are included in note 14.

Section 3031 requires entities to measure inventories at the lower of cost and net realizable value.

Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset.

The adoption of these standards did not have any impact on the classification and valuation of the Company’s financial instruments. The new disclosures pursuant to these new Handbook Sections are included in notes 5 and 15.

4.

Sales refund

During the quarter, the Company was advised by one of its distributors of the results of an internal audit performed by the manufacturer. The findings were that the manufacturer had not included our technology on certain phone models as previously reported to our distributor. As a result, the sales refund was requested by the distributor and recorded by the Company during the quarter.

5.

Financial instruments:

(a)

Classification of financial instruments:

The Company has classified its financial instruments as follows:

	September 30, 2008	December 31, 2007
Financial assets:
Held for trading, measured at fair value:
Cash and cash equivalents	$1,067,600	$1,232,255

Loans and receivables, measured at amortized cost:
Accounts receivable	468,884	506,648
Note receivable	25,330	27,400
	494,214	534,048

5.

Financial instruments (continued)

	September 30, 2008	December 31, 2007
Financial liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	257,203	262,718
Obligation to repurchase shares	500,000	–
Current portion of note payable	114,777	–
Note Payable	1,671,126	–
Convertible notes	531,274	446,140
	3,074,380	708,858

The Company had neither available for sale, nor held to maturity financial instruments during the period ended September 30, 2008 or during the year ended December 31, 2007. The fair value of the convertible notes is as follows:

	September 30, 2008	December 31, 2007

Fair value of convertible notes	$782,721	$785,980

(b)

Accounts receivable:

The Company’s accounts receivable is comprised of the following:

	September 30, 2008	December 31, 2007

Trade receivables	$497,588	$512,101
Allowance for doubtful accounts	(34,984)	(40,783)
Other	6,280	35,330
	$468,884	$506,648

6.

 Asset purchase:

On July 30, 2008, the Company finalized an asset purchase agreement (“APA”) for the Ripp3D graphics engine. This is a proprietary technology developed for use in video games in mobile devices. The total purchase price is $3,054,127, including acquisition costs of $ 96,646.

The Company has paid $600,000 and issued 434,783 common shares valued at $500,000. The Company has agreed to arrange for repurchase of these common shares at the seller’s option for $500,000, which occurred subsequent to September 30, 2008. Accordingly, the Company has recognized this amount as a liability at September 30, 2008. The remaining amount owed to the seller is payable on or before May 31, 2010, is non-interest bearing and is to be repaid from revenues earned by the Company on licensing the related asset. Accordingly, all initial revenues earned are required to be used to reduce the liability. At the acquisition date, a liability was recorded for $1,771,369 which is net of imputed interest of $86,112 which will be recognized as an expense over the term of repayment.

The asset is being amortized at the rate of 20% (straight line over 5 years). Amortization recorded for August and September 2008 totaled $98,933. The net book value as of September 30, 2008 is $2,869,082.

7.

 Long term liabilities

 As at September 30, 2008 the long term liabilities consisted of the following:

	September 30, 2008	December 31, 2007

Face value of convertible loan repayable on March 26, 2011	$1,000,000	$1,000,000
Accretion expense to be recognized in future periods	(468,726)	(553,860)
Carrying value of the loan	531,724	446,140

Face value of note payable due on or before May 31, 2010	1,857,481	–
Current portion	(114,777)	–
Interest expense to be recognized in future periods	(71,578)	–
Carrying value of the note payable	1,671,126	–

Total long term liabilities	$2,202,400	$446,140

Since the note payable is to be repaid from revenues earned by the Company on licensing the related asset up until May 31, 2010, the carrying value of $1,671,126 includes a current portion which is indeterminable at this time. To the extent that this amount is determinable(i.e. revenues have been reported but not received), a current portion for the note payable is classified as such. At September 30, 2008 this amount was $114,777.

8.

Share capital:

Authorized:

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of first and second preferred shares.  No preferred shares are outstanding at September 30, 2008.

Common shares issued and outstanding:

	Number of Shares	Amount
Balance December 31, 2007	9,462,985	$47,473,681

Share awards issued	8,000	15,580
Shares issued with warrants attached	1,925,000	558,903
Shares issued in trust (note 6)	434,783	--
Balance September 30, 2008	11,830,768	$48,048,164

On July 30, 2008 the Company completed a private placement of 1,925,000 units for total consideration of $1,925,000. Of these proceeds, $1,750,000 was received in the second quarter. Each unit consists of one share and an attached warrant to purchase one share. Shares were issued on July 30, 2008. Third party costs for the placement were $6,470.  The warrants were valued using Black-Scholes model and the proceeds were first allocated to the warrants with the remaining balance allocated to shares.

9.

Warrants:

	Number of Warrants	Amount
Balance December 31, 2007	614,130	$1,027,114

Warrants attached to shares	1,925,000	1,359,627
Balance September 30, 2008	2,539,130	$2,386,741

The fair value of the warrants issued was calculated using Black-Scholes pricing model using the assumptions stated below:

Risk free interest rate

2.0%

Volatility

104%

Life of the warrant

5 Years

10.

Contributed surplus:

Balance December 31, 2007	$2,686,757

Stock based compensation	9,387
Share Awards	387
Balance September 30, 2008	$2,696,531

11.

Stock based compensation:

(a) On January 9, 2008, the Company awarded 15,000 shares in settlement of 45,000 stock options. 6,000 of the shares vested immediately with 3,000 each vesting on June 30, September 30 and December 31 2008. At the date of settlement, a non cash expense of $16,392 was charged to earnings representing the remainder of the grant date fair value of the original stock option award and the excess of the fair value of the replacement vested awards over the fair value of the forfeited award at the forfeiture date. During the three months ended June 30, 2008 6,000 awards were forfeited resulting in a total charge to earnings of ($2,090) with total expense of $3,488 being recognized during nine months ended September 30, 2008.

(b) A summary of the Company’s outstanding stock options at September 30, 2008 and activity during the period is presented below:

	Number of Shares	Weighted average exercise price
Balance December 31, 2007	858,500	$1.84

Granted	318,500	1.47
Cancelled or expired	(163,500)	3.28
Balance September 30, 2008	1,013,500	$1.49

All stock options granted have expiry dates between 2008 and 2015. Of the 318,500 stock options granted, 165,500 vest in 2008, 148,000 vest in 2009 and 15,000 vest in 2010.

The following table summarizes the information about stock options outstanding at September 30, 2008:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Term (Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.47 to 1.05	423,500	3.20	$0.82	423,500	$0.82
1.06 to 1.65	426,500	3.83	1.52	197,000	1.57
2.05 to 2.40	88,500	0.75	2.05	88,500	2.05
3.50 to 5.02	75,000	2.92	4.45	75,000	4.45
	1,013,500	3.23	$1.49	784,000	$1.50

A non cash expense for the three and nine months ended September 30, 2008 of $47,392 and $9,387 (2007: $39,194 and $208,690) respectively was charged to earnings, reflecting the fair value of stock options vested during the period, with a corresponding entry to contributed surplus.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

	2008	2007
Risk free interest rate	2.27%	4.79%
Expected option life	18 months	24 months
Expected volatility	86.49%	45.47%

The weighted average fair value at the date of grant of options granted for the nine months ended September 30, 2008 was $0.59 (2007: $1.66).

12.

Supplementary information:

(a)

Net change in non-cash working capital

	Three months ended		Nine months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Accounts receivable	$325,183	$(138,928)	$37,764	$(535,877)
Inventory	2,574	141	9,660	944
Deposits and prepaid expenses	(19,849)	(120,842)	(14,825)	(170,349)
Accounts payable and accrued liabilities	3,475	62,630	(5,515)	35,057
Deferred revenue	(13,030)	(64,676)	106,930	42,280
	$298,353	$261,675	$134,014	$627,945

(b)

Cash flow information

	Three months ended		Nine months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Interest received in cash	$3,848	$20,741	$15,195	$71,788

Interest paid in cash	$--	$--	$37,560	$41,137

Taxes paid in cash	$5,363	$8,021	$21,899	$32,557

(c)

Defined benefit pension plan

In the three and nine month periods to September 30, 2008 $6,690 and $19,833 respectively has been charged to expense in relation to the President’s defined benefit pension plan. At September 30, 2008 a deficit of $66,643 on the funded status of this plan existed.

13.

Segmented information:

The Company has determined that its reportable segments as reported in the year ended December 31, 2007 consolidated financial statements no longer meet the quantitative thresholds under Canadian GAAP. Accordingly, the Company has one reportable operating segment being Multimedia Products (Media) This segment has been renamed from Audio to Media as the Company has now diversified its software technology base and now includes audio, graphics and voice software solutions. Other revenue reported below includes revenue from the E-commerce and telephony segments.

For the three month period ended September 30, 2008	Media	All Other	Total
Revenue	$363,846	$31,234	$395,080
Amortization	142,925	4,230	147,155
Loss before other items	(862,494)	(33,303)	(894,997)
Interest income	4,497	–	4,497
Segment assets	5,089,454	111,679	5,201,133
Expenditures for property and equipment	16,773	–	16,773
Expenditures for intangible assets	2,976,486	–	2,976,486
For the three month period ended September 30, 2007	Media	All Other	Total
Revenue	$638,744	$33,550	$672,294
Amortization	49,390	6,300	55,690
Loss before other items	(163,325)	(39,364)	(202,689)
Interest income	16,168	--	16,168
Segment assets	3,102,577	149,399	3,251,976
Expenditures for property and equipment	4,545	–	4,545
Expenditures for intangible assets	3,874	–	3,874

13.

Segmented information (continued):

For the nine month period ended September 30, 2008	Media	All Other	Total
Revenue	$1,381,818	$98,513	$1,480,331
Amortization	228,356	12,695	241,051
Loss before other items	(1,599,015)	(97,566)	(1,696,581)
Interest income	14,959	–	14,959
Expenditures for property and equipment	30,502	–	30,502
Expenditures for intangible assets	2,983,682	–	2,983,682
For the nine month period ended September 30, 2007	Media	All Other	Total
Revenue	$1,967,378	$107,306	$2,074,684
Amortization	147,414	18,901	166,315
Loss before other items	(589,586)	(108,696)	(698,282)
Interest income	58,276	1,536	59,812
Expenditures for property and equipment	13,912	–	13,912
Expenditures for intangible assets	7,011	–	7,011

	Three months ended		Nine months ended
Geographic revenue information	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Canada	$1,767	$75,446	$47,310	$145,835
United States	324,327	501,640	1,158,641	1,542,120
Asia	68,986	79,433	224,770	361,554
Europe	0	13,775	45,000	18,775
Other	0	2,000	4,610	6,400
	$395,080	$672,294	$1,480,331	$2,074,684

During the three and nine months ended September 30, 2008 three customers within the Media segment contributed 70% and 61% of the total revenues respectively, each providing greater than 10% of total revenues. In the three and nine months ended September 30, 2007, two and four customers within the Media segment contributed 57% and 65% of the total revenues, each providing greater than 10% of total revenues.

14.

Capital risk management:

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash and cash equivalents, notes payable and equity comprised of issued capital, contributed surplus, warrants and deficit.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues, the issue of debt or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2007.

15.

Financial risk management:

(a) Overview:

The Company has exposure to credit risk, liquidity risk and market risk. The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The audit committee of the board reviews the Company’s risk management policies on an annual basis.

15.

Financial risk management (continued)

(b)

Credit risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s accounts receivables and note receivable. The carrying amount of financial assets represents the maximum credit exposure.

The Company has adopted a credit policy under which each new customer is analyzed individually for creditworthiness before payment terms and conditions are offered. The Company’s exposure to credit risk with its customers is influenced mainly by the individual characteristics of each customer. In certain instances, the Company requires prepaid royalties from specific customers.

At September 30, 2008, one customer represented 64% of accounts receivable. At December 31, 2007, three customers represented 69% of accounts receivable.

The Company establishes an allowance for doubtful accounts that represents estimated losses in respect of trade receivables. The Company had an allowance for doubtful accounts at September 30, 2008 of $34,984 (December 31, 2007: $40,783). At September 30, 2008 and December 31, 2007, the Company had no material past due trade accounts receivables.

The Company invests its excess cash with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations and future planned capital expenditures and with the secondary objective of maximizing the overall yield of the portfolio.

(c)

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due (note 2). The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

As at September 30, 2008, the Company had financial assets held for trading of $1,067,600, loans and receivables of $494,214 and financial liabilities of $3,074,380. As at December 31, 2007, the Company had financial assets held for trading of $1,232,255, loans and receivables of $534,048 and financial liabilities of $708,858.

The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows from operations.

(d) Market risk:

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Company’s income or the value of its financial instruments. The Company generates its revenues in U.S. dollars while incurring substantially all of its liabilities in Canadian dollars. The Company is exposed to currency risk for purchases that are denominated in Canadian dollars. The Company has not entered into any currency hedging transactions.

16.

United States accounting principles:

(a) Statements of operations, comprehensive income and deficit

The effect on the loss for the three and nine months ended September 30, 2008 and 2007 of the differences between Canadian and United States generally accepted accounting principles is summarized as follows:

	Three months ended		Nine months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Net loss under Canadian GAAP	$(949,333)	$(234,544)	$(1,841,865)	$(789,451)
Amortization of deferred development costs	5,054	5,055	15,164	15,164
Accretion of debt discount	9,309	10,847	27,926	32,423
Net loss under US GAAP	(934,970)	(218,642)	(1,798,775)	(741,864)

Loss per share (basic and diluted)	$(0.09)	$(0.02)	$(0.18)	$(0.08)

	Three months ended		Nine months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Other comprehensive loss for the period as reported in accordance with Canadian GAAP	–	–	–	–
Employee future benefits	(51,491)	–	(62,227)	–
Other comprehensive loss under US GAAP	(51,491)	–	(62,227)	–

(b) Balance sheet

The effect on the consolidated balance sheet at September 30, 2008 of the difference between Canadian and United States generally accepted accounting principles is as follows:

September 30, 2008	As reported in accordance with Canadian GAAP	Differences	Under US GAAP
Current assets	$1,767,764	–	$1,767,764
Employee future benefits	96,213	(96,213)	–
Property and equipment	229,509	–	229,509
Deferred development costs	176,513	(25,271)	151,242
Intangible assets	2,931,134	–	2,931,134
	$5,201,133	(121,484)	$5,079,649

Current liabilities	$1,001,730	–	$1,001,730
Liability for pension benefits	–	66,643	66,643
Long term debt	2,202,400	(355,846)	1,846,554
Shareholder’s equity:
Common shares	48,048,164	202,058	48,250,222
Warrants	2,386,741	–	2,386,741
Contributed Surplus	2,696,531	272,582	2,969,113
Deficit	(51,134,433)	(144,065)	(51,278,498)
Accumulated Other Comprehensive Income	–	(162,856)	(162,856)
	$5,201,133	(121,484)	$5,079,649

16.

United States accounting principles (continued)

(d)   Recent accounting pronouncements

Under the Securities and Exchange Commission’s (SEC) Staff Accounting Bulletin no. 74 (SAB 74), the Company is required to disclose certain information related to recently issued accounting standards. SAB 74 requires that when a new accounting standard has been issued but not yet adopted, the registrant should discuss the effect that the new standard will have on the registrant’s financial statements when adopted. The SAB 74 disclosure requirement applies not only to the U.S. GAAP information presented by foreign registrants, but also to the GAAP used to prepare the primary financial statements included in SEC filings.

Canadian GAAP pronouncements:

(i)

CICA Handbook Section 3064, Goodwill and Intangible Assets which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This is effective for fiscal years beginning after November 1, 2008 and interim period within those fiscal years.

Although the Company is in the process of evalusating the impact of these statements, the Company does not expect adoption of the statements to have a material impact on the Company’s financial statements.

QSOUND LABS, INC.

Management’s Discussion and Analysis

Three and nine month periods ended September 30, 2008

This Management Discussion and Analysis (“MD&A”) dated November 14th, 2008 should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2008 and the audited consolidated financial statements, notes and MD&A thereto of QSound Labs, Inc. (“QSound” or the “Company”) for the year ended December 31, 2007. This additional information, together with the Annual Report on Form 20-F can be found on SEDAR, EDGAR and the Company’s website at www.qsound.com.

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are stated in United States dollars. This discussion provides management’s analysis of the Company’s historical financial and operating performance based on information currently available and provides estimates of the Company’s future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant.

Forward looking statements:

This discussion contains forward-looking statements concerning, among other things, the Company's continuing steps through research and development to ensure its technology is current and up to date, continuing protection of its technology through the registration of trademarks and patents, and sufficient cash and cash flow from operations to meet its requirements for the foreseeable future. Such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with acceptance of QSound's technologies by OEM's, ODM's and consumers, successful distribution of QSound-enabled products by licensees, loss of relationships with companies that do business with QSound, QSound's ability implement its cost containment program while carrying out its business strategy and marketing plans, dependence on intellectual property, rapid technological change, competition, global deterioration in economic and business conditions, continued growth of multimedia usage in the mobile devices market and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission. Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview:

QSound develops and markets multimedia software solutions targeted primarily for the mobile device market. Historically, the Company has focused on the development of proprietary audio technologies that include virtual surround sound, positional audio and stereo enhancement. More recently the Company has acquired rights to market voice and 3D graphics technologies.

QSound’s subsidiaries QCommerce Inc. and QTelNet Inc., provide e-commerce solutions for small and medium sized businesses and Voice Over IP solutions respectively. Neither of these businesses make meaningful contributions to the overall financial results of the Company.

Going Concern Assumption

The unaudited interim consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and settle its obligations in the normal course of business. Should this assumption not be appropriate, adjustments in the carrying value of the assets and the liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

A combination of recent events coupled with the continuing losses incurred by the Company has caused the Company to re-address its business plan and focus on implementing a cost containment program. The unexpected request by one of our customers to issue a credit note has been reflected in the third quarter financial statements and has reduced working capital by $286,000. At the same time, the current economic and credit conditions have made it more difficult to raise capital and execute a previously planned placement of 434,783 common shares relating to the asset acquisition during the period (see Note 6 to the Financial Statements) resulting in a cash outflow of $500,000 in October.

The cost containment plan is designed to provide sufficient cash flows to support existing revenue streams and pursue new customer opportunities for the foreseeable future. There are significant hurdles to overcome in executing this plan, not the least of which is controlling the significant cost associated with being a public company and reporting issuer in the United States. Given these circumstances, there can be no assurance that sufficient cash flows will be available to enable the Company to realize its assets and settle its obligations in the normal course of operations.

Financial overview:

Revenue:

	Three months ended September 30				Nine months ended September 30
	2008	%	2007	%	2008	%	2007	%
Up front license fees	0	0%	0	0%	45,000	3%	251,600	12%
Royalties and recurring license fees	346,868	88%	618,131	92%	1,281,412	87%	1,639,399	79%
Audio product sales	16,978	4%	20,613	3%	55,405	4%	76,379	4%
Other product sales	31,234	8%	33,550	5%	98,514	7%	107,306	5%
	395,080	100%	672,294	100%	1,480,331	100%	2,074,684	100%

Royalty and recurring license fee revenue for the three months ended September 30, 2008 decreased 44% to $346,868 from $618,131 for the three months ended September 30, 2007. For the nine months ended September 30, 2008 and 2007 royalty and recurring license fee revenue was $1,281,412 and $1,639,399, respectively, a decrease of 22%. The first shipments of mQFX enhanced phones commenced in the third quarter and are expected to ramp moving forward. However revenues from mQSynth have been decreasing in FY2008 when compared to FY2007, thus the Company’s revenues  continue to stagnate. Recurring revenues were also generated in August and September from the Ripp3D graphics engine which was acquired during the quarter.

As in 2007, there were no up front license fees for the three months ended September 30, 2008. For the nine months ended September 30, 2008 up front license fee revenue decreased 82% to $45,000 from $251,600 in the corresponding period in 2007. This decrease is a result of less licenses being signed in FY2008 as compared to FY2007. QSound will continue to negotiate up front license or engineering fees into its license agreements where possible, but their influence on total revenue will be less marked.

Total product sales have declined 11% to $48,212 for the three months to September 30, 2008 from $54,163 in 2007. For the nine months ended September 30, 2008 and 2007 product sales were $153,919 and $183,685 respectively, a decrease of 16%. Both the three and nine month declines seen in 2008 are attributable to falling levels of sales within the audio and e-commerce segments.

Expenses:

	Three months ended September 30				Nine months ended September 30
	2008	%	2007	%	2008	%	2007	%
Marketing	300,922	30%	302,253	35%	872,024	31%	1,036,081	38%
Operations	38,228	4%	36,490	4%	111,842	4%	103,395	4%
Product engineering	224,603	22%	200,063	23%	721,046	25%	548,062	20%
Administration	287,399	29%	264,405	31%	903,522	32%	846,670	31%
Foreign exchange loss	2,495	-%	915	-%	3,787	-%	1,106	-%
Amortization	147,155	15%	55,690	6%	241,051	8%	166,315	6%
	1,000,802	100%	859,816	100%	2,853,272	100%	2,701,629	100%

Expenses for the three months ended September 30, 2008 and 2007 were $1,000,802 and $859,816 respectively, an increase of 16%. The change is mostly due to an increase in amortization expense, caused by the addition of the Ripp3D asset purchased on July 30, 2008, which amounted to $98,933. Expenses for the nine months ended September 30, 2008 were $2,853,272 as compared to $2,701,629 in 2007, an increase of 6%.

For the three months ended September 30, 2008, marketing expenses were $300,922, as compared to $302,253 in 2007. For the nine months ended September 30, 2008 marketing expenses decreased by $164,057 or 16%, to $872,024 as compared to $1,036,081 in 2007 due to a reversal of previously recorded stock based compensation. The reversal occurred in Q2 2008. There was a reclassification of $27,990 and $33,181 between marketing and operations for Quarter 1 and Quarter 2, 2008, which had no effect on the net results previously reported.

Operations expenses have increased 5% to $38,228 for the three months ended September 30, 2008 compared to $36,490 for the same period in 2007. For the nine months ended September 30, 2008 operations expenses increased 8% to $111,842 from $103,395 in 2007. The small increase is due to higher cost of employee benefits and compensation.

For the three months ended September 30, 2008, product engineering expenses were $224,603, as compared to $200,063 for the same period in 2007. The 12% increase is due to the addition of a CTO to the engineering team in March 2008. For the nine months ended September 30, 2008 and 2007 product engineering expenses were $721,046 and $548,062 respectively, an increase of 32%. This is due to increased compensation costs, specifically caused by the strengthening Canadian dollar and higher levels of stock based compensation.

Administration expenses have increased 9% to $287,399 for the three months ended September 30, 2008 from $264,405 for the same period in 2007.  This increase is attributable to placement agency fees of $17,000 and an increase in building lease costs of $6,000. For the nine months ended September 30, 2008 administration expenses were $903,522 as compared to $846,670 for the same period in 2007. The 7% increase being primarily due to a $30,000 increase in salaries and investment banking fees of $30,000 and a $21,000 increase in building lease costs and cost of hiring through the placement agency of $17,000. This increase was mitigated by the successful recovery of a doubtful account amounting to $7,000 and by an increase in allowance for doubtful accounts over the same period in 2007.

Amortization for the three months ended September 30, 2008 increased 164% to $147,155 from $55,690 in 2007, and for the nine months ended September 30, 2008 increased 45% to $241,051 from $166,315 in 2007. The increases are due to the addition of the core technology asset effective July 30, 2008, amounting to $98,900 offset by decreases due to the declining balance method of amortization of capital assets.

Interest income:

Interest income was $4,497 and $14,959 in the three and nine months ended September 30, 2008 compared to $16,168 and $59,812 for the same periods in 2007. The decrease is resultant from lower levels of surplus cash balances being invested due to the cash requirements of the Company’s operating activities and lower interest rates.

Interest on note payable, convertible notes and accretion expense:

For the three months period ended September 30, 2008 the Company accrued $14,534 interest expense on the note payable and $12,568 interest expense on the convertible loan for a total of $27,102 which is a 30% increase over the same period in 2007 where only interest on convertible note of $20,794 was incurred.

Interest expense for the nine months ended September 30, 2008 has decreased 6% to $58,181 from $61,705 in 2007. The decrease is attributable to the convertible note incurring lower interest rates as the US prime rate has decreased,  partially offset by the addition of interest expense on the note payable.

Accretion expense for the three months ended September 30, 2008 increased 48% to $28,378 from $19,208 in the corresponding period in 2007, and for the nine months ended September 30, 2008 increased 49% to $85,133 from $57,305. Both increases are due to using the Effective Interest Rate within the accretion calculation.

Summary of quarterly results:

The following table sets out certain operating results and balance sheet items of the Company for the past eight quarters:

	2008			2007				2006
	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31
Revenue	395,080	661,843	423,408	304,455	672,294	796,030	606,360	543,405
Net Loss	(949,333)	(306,064)	(586,468)	(516,616)	(234,544)	(158,179)	(396,728)	509,781
Loss per share	(0.09)	(0.03)	(0.06)	(0.05)	(0.02)	(0.02)	(0.04)	(0.05)
Total cash	1,067,600	2,022,744	948,739	1,232,255	1,507,956	1,823,503	1,824,038	2,316,476
Total assets	5,201,133	3,628,922	2,301,916	2,626,663	3,251,976	3,363,809	3,531,771	3,534,885
Total debt (face value)	2,857,481	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000

During the quarter ended September 30, 2008, the Company was advised by one of its distributors of the results of an internal audit performed by the manufacturer. The findings were that the manufacturer had not included our technology on certain phone models as previously reported to our distributor. As a result, the sales refund of $285,912 was requested by the distributor and recorded by the Company during the quarter.

Financial condition:

As at September 30, 2008, the Company had cash and cash equivalents totaling $1,067,600 compared to $1,232,255 as at December 31, 2007. The Company had convertible notes, repayable March 27, 2011, amounting to $1,000,000 outstanding at September 30, 2008 and December 31, 2007. As a result of the Ripp3D technology acquisition in the third quarter, the Company has a note payable totaling $1,785,903 and an accrued obligation of $500,000 as at September 30, 2008. The accrued obligation is due October 1, 2008. The note is repayable out of revenues earned by the technology with the remaining balance due, if any, on May 31, 2010. During 2008, the Company raised cash through the issuance of share capital in a private placement ($1,925,000 before issue expenses). In 2007, cash provided from financing activities was derived from the exercise of stock options.

Management has implemented a cost containment plan designed to provide sufficient cash flows to support existing revenue streams and pursue new customer opportunities for the foreseeable future. There are significant hurdles to overcome in executing this plan, not the least of which is controlling the significant costs associated with being a public company and reporting issuer in the United States. Given these circumstances, there can be no assurance that sufficient cash flows will be available to enable the Company to realize its assets and settle its obligations in the normal course of operations.

For the three months ended September 30, 2008 cash used in operating activities was $416,125 compared to cash used in operating activities of $375,770 for the three months ended September 30, 2007. For the nine months ended September 30, 2008 and 2007 cash used in operating activities was $1,357,611 and $980,682 respectively.

For the three months ended September 30, 2008 and 2007 cash provided from financing activities was $168,530 and $59,644 respectively. For the nine months ended September 30, 2008 and 2007 cash provided by financing activities was $1,918,530 and $156,499 respectively. Cash provided from financing activities in 2008 resulted from the issuance of share capital in a private placementa. In 2007, cash provided from financing activities was derived from the exercise of stock options.

For the three months ended September 30, 2008 and 2007 cash used in investing activities was $707,549 and $8,421 respectively. For the nine months ended September 30, 2008 cash used in investing activities was $725,574 compared to cash provided by investing activities of $15,663 for the nine months ended September 30, 2007. Cash used in investing activities in the three and nine months ended September 30, 2008 resulted primarily from the purchase of the Ripp3D technology. Cash provided from investing activities in the nine months ended September 30, 2007 resulted primarily from receipt of $36,000 of the outstanding note receivable.

Critical accounting estimates and policies:

The preparation of the consolidated financial statements requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. The Company evaluates its estimates on an ongoing basis, based on historical experience and other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

In January 2006, the Canadian Accounting Standards Board (AcSB) announced its decision to replace Canadian GAAP with IFRS for all Canadian Publicly Accountable Enterprises (PAE). On February 13, 2008, the AcSB confirmed January 1, 2011 as the official changeover date for PAEs to commence reporting under IFRS. Although IFRS is principle-based and uses a conceptual framework similar to Canadian GAAP, there are significant differences and choices in accounting policies, as well as increased disclosure requirements under IFRS. The Company is currently in the process of assessing the impact of IFRS on its financial statements.

Stock-based compensation:

The Company uses the fair value based method of accounting for stock options. Determination of the amounts of stock-based compensation is based on the assumption of stock volatility, interest rates, forfeitures and the term of the option. Such assumptions by their nature are subject to measurement uncertainty.

Revenue recognition:

QSound generates revenue from sale of licenses for software products, royalties, and engineering fees.  The Company recognizes revenue, when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery of the software product has occurred or the services have been performed, the price is fixed or determinable, customer acceptance has been received, and collection is reasonably assured. When software sales arrangements contain multiple elements, the Company allocates revenue to each element of accounting based on vendor specific objective evidence of fair value. In the absence of fair value for a delivered element, the Company allocates revenue to the undelivered items based on their fair value with the residual amount allocated to the delivered elements. Where the fair value of an undelivered element cannot be determined, the Company would defer revenue for the delivered elements until the undelivered elements are delivered.

Software license fees, royalties, and engineering fees collected on projects in advance of revenue being recognized are recorded as deferred revenue.

The Company also generates revenue from the sale of other products.  Revenue from other product sales is recognized when products are shipped pursuant to sales arrangements with customers (when title passes), collectibility is reasonably assured, and the Company has no further obligations relating to the product.

Changes in accounting policies:

Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, Capital Disclosures; Section 3031, Inventories; Section 3862, Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation.

Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. It requires the disclosure of information about an entity’s objectives, policies and processes for managing capital.

Section 3031 requires entities to measure inventories at the lower of cost and net realizable value.

Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset.

Internal controls over financial reporting:

The Chief Executive Officer and the Chief Financial Officer of QSound are responsible for designing a system of internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with Canadian GAAP. The Company has assessed the design of its internal control over financial reporting and has identified the following material weakness:

Due to the limited number of staff at QSound, it is not feasible to achieve complete segregation of duties.

This weakness could result in more than a remote likelihood that a material misstatement would not be prevented or detected. While management of QSound have in place mitigating factors, namely the CEO and CFO being actively involved in the Company’s operational and financial activities, a system of internal controls can provide only reasonable, not absolute, assurance that the objectives of the control system are met, no matter how well conceived or operated.

Risks:

Except as set forth below, there have been no material changes to the disclosures set forth in Part I, Item 3D in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007.

On August 21, 2008, the Company announced that it had been informed by the Nasdaq Staff that the Company had achieved compliance with the shareholders’ equity requirement for continued listing on The Nasdaq Capital Market.

However, based upon the Company’s financial statements as at September 30, 2008, the Company is now not in compliance with the shareholders’ equity requirements for continued listing on The Nasdaq Capital Market.